Tempo Offices, Unit B9, 431 Roberts Rd, Subiaco, Western Australia, 6008 Tel: + 618 9445 1006 Fax: + 618 9204 2383 Email: invest@missionnewenergy.com

14 February 2012

ASX ANNOUNCEMENT

Mission Downgrades Revenue Forecast From Biodiesel

Contract with Global Oil Major

Mission NewEnergy Limited (Nasdaq:MNEL, ASX:MBT), a global provider of energy from renewable sources and one of the world’s largest Jatropha plantation companies, wishes to announce that gross revenue under the 6 months contract to supply sustainability-certified biodiesel to a global oil major is expected to be lower than expected.

The six month contract which commenced in January 2012 was expected to generate revenue of around US$40 million. However, under the contract the customer has the option to cancel monthly shipments and opt to pay Mission a fixed fee per cancelled shipment instead.

The customer, citing availability of cheaper supplies from elsewhere, has advised Mission to cancel the March and April shipments thereby reducing expected revenue by about $14 million based on current prices. So far Mission has shipped the January load and is expected to ship the February load soon.

“Palm biodiesel from Malaysia is facing stiff competition from Palm biodiesel produced in Indonesia due to a more favorable tax regime in Indonesia which ensures cheaper feedstock prices for Indonesian producers,” said Nathan Mahalingam, Group CEO of Mission. “The Malaysian biodiesel industry has virtually ground to a halt due except for production to cater for the local Malaysian B5 biodiesel mandate. The company progresses to improve supply quantities to the its local customers, albeit very slowly,” Nathan added.

- Announcement ends -

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About Mission NewEnergy

Mission NewEnergy Limited is a global provider of sustainable, renewable energy. Operating in Asia, India, Australia, Europe and North America, Mission NewEnergy is a biodiesel producer and one of the world’s largest Jatropha plantation companies.

To learn more, visit www.missionnewenergy.com.

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

James Garton Head Corporate Finance, M&A Phone: + 1 (210) 841-5741 james@missionnewenergy.com